Exhibit 14.


                  UPROAR INC. REPORTS FISCAL YEAR RESULTS
                   Revenues Increase 224% Over Prior Year


Uproar Inc. (Nasdaq/EASDAQ: UPRO/UPROrs) today reported results for the fourth quarter and fiscal year ended December 31, 2000. Revenues for the quarter increased 145% to $12.5 million for the fourth quarter of 2000, versus $5.1 million for the fourth quarter of 1999. Pro forma net loss, excluding depreciation, amortization, acquisition-related integration costs, inventory writedown, and amortization of deferred stock compensation was $5.3 million or ($.13) per share versus $14.2 million or ($.60) per share for the quarters ended December 31, 2000 and 1999 respectively.

Applying generally accepted accounting principles, the company reported a net loss of ($20.9) million or ($.52) per basic and diluted share for the quarter ended December 31, 2000, compared with a net loss of ($17.4) million or ($.74) per share for the quarter ended December 31, 1999.

For the fiscal year ended December 31, 2000, Uproar reported revenues of $33.7 million as compared to $10.4 million for the previous fiscal year, a 224% increase. Net loss was approximately ($55.3) million or ($1.81) per share for the year as compared to a net loss of approximately ($38.7) million or ($1.77) per share for the year ended December 31, 1999.

On February 5, 2001, the Company entered into a definitive merger agreement with Flipside, Inc., a subsidiary of Vivendi Universal Publishing which is itself a division of Vivendi Universal. Pursuant to the merger agreement, Flipside commenced a cash tender offer on February 16, 2001 for all outstanding common stock of Uproar at a price of $3 per share, or a total consideration of approximately $140 million. The tender offer is expected to close by March 16, 2001.

"We are proud of Uproar's financial performance in the year 2000, especially in light of the difficult market environment that developed during the course of the year," said Uproar Chairman and CEO Kenneth Cron. "Maintaining our position as one of the top entertainment destinations on the Internet was certainly a critical factor in Vivendi Universal's decision to offer $3 per share, which reflects a substantial premium over the price range in which our shares had been trading before we announced the merger. The Board of Directors believes that the offer is in the best interests of our stockholders and we encourage all stockholders to tender their shares without delay."

FOURTH QUARTER HIGHLIGHTS

Revenues grew 48% to $12.5 million in the fourth quarter of 2000, from $8.45 million in the third quarter of 2000.

Uproar delivered 2.5 billion ad impressions during the fourth quarter, an increase of 43% over the third quarter.

In November, Uproar secured the exclusive worldwide online rights for the popular television game show Name That Tune.

On December 14, Uproar acquired TrafficMarketplace.com, an online advertising brokerage service based in Los Angeles, CA.

FOURTH QUARTER OPERATING HIGHLIGHTS

As of December 31, 2000, cash, cash equivalents and short-term investments on Uproar's balance sheet were $82.9 million.

The Uproar Network was rated in the Media Metrix Top 20 for December 2000, with almost 12 million unique visitors. Additionally, the Uproar Network was ranked the 5th largest gainer among the top 50 web sites rated, with a 34% increase over November 2000.

FISCAL YEAR OPERATING HIGHLIGHTS

On March 22, 2000, Uproar completed a public offering of 2.5 million shares of its common stock on the Nasdaq National Market, netting the company approximately $79 million. Trading of Uproar's common stock on the Nasdaq National Market commenced March 17, 2000.

On October 20, 2000, Uproar acquired iwin.com, a leading games-for-prizes and Internet lottery site.

On July 19, 2000, Uproar extended and expanded its exclusive contract with Pearson Television, a leading provider of syndicated television game shows, through June 2005. The new contract adds almost four years to the existing agreement, under which Uproar has an exclusive worldwide license to create and provide online versions of Pearson television game shows, including Family Feud, To Tell the Truth, 100% and Match Game.

ABOUT UPROAR INC.

Uproar Inc. is a leading interactive entertainment company. It operates a family of advertising-supported interactive entertainment sites, which make up the backbone of the Uproar Network, an extensive entertainment-based Internet advertising platform. Uproar Inc. sites include: uproar.com, a leading online entertainment destination offering games and game shows; iwin.com, a leading games-for-prizes and Internet lottery site; and amused.com, a site featuring humor and entertainment. With nearly 12 million unique users per month, the Uproar Network ranks among the Top-20 Web properties on the Internet. Headquartered in New York with offices in Los Angeles, San Francisco, London, Tel Aviv and Budapest, Uproar Inc. is publicly traded on the Nasdaq National Market system under the ticker symbol UPRO and on the European Association of Securities Dealers' Automated Quotation system (EASDAQ) under the ticker symbols UPRO and UPROrs.



                        Uproar Inc. and Subsidiaries
                        Consolidated Balance Sheets


                                                        December 31,
                                              -------------------------------
                                                   2000              1999
                                              -------------     -------------
ASSETS
Current assets:
   Cash and cash equivalents                  $  10,535,916     $  15,135,742
   Short term investments                        72,330,107                --
   Restricted cash                                1,485,943           604,275
   Accounts receivable - net of allowance
     for doubtful accounts of $3,728,000
     and $271,000, respectively                  14,192,599         3,767,769
   Prepaid advertising                            3,347,005         3,861,996
   Other current assets                           2,669,531           744,612
                                              -------------     -------------

     Total current assets                       104,561,101        24,114,394
                                              -------------     -------------

Property and equipment, net                      12,822,759         5,031,429
Goodwill and other intangible assets, net        94,367,745        10,649,387
Prepaid advertising, long term portion                   --         2,847,005
Other long term assets                              915,944           173,426
                                              -------------     -------------
     Total assets                             $ 212,667,549     $  42,815,641
                                              =============     =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current  portion of capital lease
     obligations                              $     614,921     $     102,777
   Trade accounts payable                         8,466,992         1,390,908
   Accrued expenses and other current
     liabilities                                  9,350,459         4,065,969
                                              -------------     -------------

     Total current liabilities                   18,432,372         5,559,654
                                              -------------     -------------

Long term portion of capital lease
  obligations                                       937,012            51,681

Stockholders' equity:
   Preferred stock, $.01 par value,
     48,000,000 shares authorized, none
     issued                                              --                --
   Common stock, $.01 par value,
     112,000,000 shares authorized;
     46,111,668 and 23,971,948 shares
     issued and outstanding at
     December  31, 2000 and 1999,
     respectively                                   461,116         1,198,597
   Additional paid-in capital                   299,270,541        85,193,156
   Accumulated deficit                         (104,444,450)      (49,149,339)
   Deferred compensation                         (1,824,826)               --
   Accumulated other comprehensive loss            (164,216)          (38,108)
                                              -------------     -------------

     Total stockholders' equity                 193,298,165        37,204,306
                                              -------------     -------------

     Total liabilities and stockholders'
       equity                                 $ 212,667,549     $  42,815,641
                                              =============     =============




                                 Uproar Inc. and Subsidiaries
                            Consolidated Statements of Operations


                                             Three Months Ended                Twelve Months Ended
                                                  December 31,                     December 31,
                                         -----------------------------     -----------------------------
                                              2000            1999              2000            1999
                                         ------------     ------------     ------------     ------------
                                          (unaudited)      (unaudited)
Revenues                                 $ 12,507,316     $  5,116,630     $ 33,727,640     $ 10,391,527

Cost of revenues                           (2,978,364)        (870,392)     (10,114,604)      (2,533,294)
                                         ------------     ------------     ------------     ------------
Gross profit                                9,528,952        4,246,238       23,613,036        7,858,233
                                         ------------     ------------     ------------     ------------
Sales and marketing                        10,508,799       16,249,684       39,248,417       28,065,956
Product and technology development          2,668,957        1,153,055        8,972,430        3,701,393
General and administrative                  5,197,887        2,875,603       16,586,568        8,919,011
Amortization of intangible assets           7,600,724        1,533,044       12,639,451        6,086,198
Integration costs                           5,651,548               --        5,651,548               --
                                         ------------     ------------     ------------     ------------

Total operating expenses                   31,627,915       21,811,386       83,098,414       46,772,558
                                         ------------     ------------     ------------     ------------

Loss from operations                      (22,098,963)     (17,565,148)     (59,485,378)     (38,914,325)
Other income (expenses):
  Litigation settlement                            --               --         (350,000)              --
  Foreign exchange gain (loss)                  8,251           16,995          (63,704)        (119,996)
  Interest income                           1,310,008           99,690        4,778,001          535,166
  Interest expense                            (35,654)          (1,050)         (99,109)          (7,050)
  Other income (expense)                       (1,569)         (10,713)           2,314         (190,436)
                                         ------------     ------------     ------------     ------------

Loss before income taxes                  (20,817,927)     (17,460,226)     (55,217,876)     (38,696,641)

Provision for income taxes                     45,836          (22,043)          77,235           28,000
                                         ------------     ------------     ------------     ------------
Net loss                                 $(20,863,763)    $(17,438,183)    $(55,295,111)    $(38,724,641)
                                         ============     ============     ============     ============

Basic and diluted loss per common
  share                                  $      (0.52)    $      (0.74)    $      (1.81)    $      (1.77)
Weighted average number of common
  shares outstanding for basic
  And diluted net loss per common
  share                                    40,322,453       23,718,971       30,626,361       21,909,456
                                         ============     ============     ============     ============

SUPPLEMENTAL INFORMATION(a):
Pro forma net loss
  excluding depreciation,
  amortization, acquisition-related
  integration costs, inventory
  writedown, and amortization of
  deferred stock compensation              (5,268,419)     (14,229,436)     (29,178,927)     (29,681,570)
                                         ============     ============     ============     ============
Pro forma basic and diluted net loss
  per share excluding depreciation,
  amortization, related-related
  integration costs, inventory
  writedown, and amortization of
  deferred stock compensation            $      (0.13)        $(0.60)-     $      (0.95)    $      (1.35)
                                         ============     ============     ============     ============

(a) The above pro forma calculation uses methodologies and principles different from generally accepted accounting principles.